Exhibit (a)(5)(ii)

Acxiom Corporation Stock Tender Offer

Questions and Answers

1.	What is Acxiom announcing with regard to its stock?

Acxiom Corporation (“Acxiom”) has announced a tender offer with the intention of purchasing up to 11,111,111 shares of our Common Stock (also called a share repurchase).

2.	What is a tender offer?

Tender means offer to sell; therefore, a tender offer simply means that if you own shares of Acxiom Common Stock, you have the opportunity to tender (offer to sell) your shares of Acxiom Common Stock back to Acxiom. It is completely your choice whether or not to tender your shares.

3.	Why is Acxiom doing this?

Our Board of Directors has reviewed a variety of alternatives for using the Company’s available financial resources with the assistance of management and outside advisors. The Board of Directors considered the Company’s capital structure, free cash flow, financial position and dividend policy, the market price of our Common Stock and the anticipated cost and availability of financing, as well as the Company’s operations, strategy and expectations for the future. The Board of Directors believes that repurchasing Shares using additional indebtedness is a prudent use of the Company’s financial resources and an effective means of providing value to the Company’s stockholders.

We believe that the modified “Dutch Auction” tender offer set forth herein represents a mechanism to provide our stockholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment if they so elect. In addition, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in us and our future operations at no additional cost to them. As a result, our Board of Directors believes that investing in our own shares in this manner is an appropriate use of capital and an efficient means to provide value to our stockholders. We do not believe that consummation of the Offer will impair our competitive ability or our business prospects; however, borrowing under our credit facilities, including new facilities, will increase our debt and interest expense on an ongoing basis.

4.	What happens if Acxiom is unable to purchase 11,111,111 shares in the tender offer?

The tender offer is an element of Acxiom’s overall plan to maximize value for its stockholders. If Acxiom is unable to purchase up to 11,111,111 shares in the tender offer, it will consider, in its sole discretion, various other options, including, among other things, additional share repurchases.

5.	How long do I have to decide what I want to do?

You may tender your shares until the tender offer expires. The tender offer will expire on Tuesday, September 12, 2006, at 5:00 p.m., New York City time, unless we extend the tender offer. If you hold shares through the Acxiom Corporation Retirement Savings Plan (“Retirement Savings Plan”) or the 2005 Stock Purchase Plan of Acxiom Corporation (“Stock Purchase Plan”) your deadline under those plans is 3 p.m., New York City time on September 5, 2006. If you intend to exercise stock options in order to tender shares in the tender offer, you will need to exercise your options by 3 p.m., New York City time on Tuesday, September 5, 2006, in order to obtain shares to tender by September 12, 2006.

6.	How do I tender (offer to sell) my shares?

You will receive a tender offer package that will provide you with the complete details of the tender offer and instructions on how to tender your shares if you wish to do so. Remember that if you own shares through multiple plans or brokers, you will be receiving packages from each. Should you choose to tender shares from multiple plans or brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms.

7.	What will happen if I want to tender shares that I own in the Retirement Savings Plan?

If you have shares of Acxiom Common Stock in your Retirement Savings Plan account, you will receive a package at your home next week from the Plan Administrator for the Retirement Savings Plan. The materials in the package will explain your choices in detail and give you instructions on how to tender your shares if you wish to do so. If you choose to tender, the money from the sale of your shares would not be distributed to you, but would remain in your Retirement Savings Plan account to be reinvested based on the elections you have made for the investment of future contributions. If you would like to change your future investment elections, you may do so by calling T. Rowe Price Retirement Services at (800) 922-9945.

If you own shares through multiple plans or brokers, you will be receiving packages from each. Should you choose to tender shares from multiple plans or brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms.

8.	What will happen if I want to tender shares that I own through the Employee Stock Purchase Plan?

If you have shares of Acxiom Common Stock in the Stock Purchase Plan Account, you will receive a package at your home next week regarding the Stock Purchase Plan from Computershare Trust Company, N.A. The materials in that package will explain your choices in detail and give you instructions on how to tender your shares if you wish to do so. If you own shares through multiple plans or brokers, you will be receiving packages from each. Should you choose to tender shares from multiple plans or brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms.

9.	What happens if I have vested stock options and want to tender shares?

Only shares can be tendered in the tender offer, so if you have vested stock options and wish to participate in the tender offer, you will have to exercise some or all of your options and then tender the shares received on exercise of those options. If you have been granted stock options and any of those options have vested, you will receive a package at your home next week from Acxiom Corporation outlining what you should do if you choose to exercise any or all of your vested options in order to tender your shares. It also will provide you with information regarding whom to call should you have any questions. Remember that if you own shares through multiple plans or brokers, you will be receiving packages from each. Should you choose to tender shares from multiple plans or brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms. In addition, exercising stock options may have tax consequences, which tax consequences will apply even if your shares are not purchased in the tender offer.

10.	How do I know how many shares I actually own and can tender?

If you hold shares outright through the Retirement Savings Plan and/or the Employee Stock Purchase Plan, you will be receiving detailed information at your home regarding the tender offer and how to find out how many shares you own. If you own shares through more than one plan or brokerage account you will receive multiple packages; therefore, it is important that you read each package in detail. If you have been granted stock options and any of those options have vested, the package that you will be receiving will provide information regarding the number of vested options available for exercise and subsequent tender.

11.	Who can I talk to for more information about what this all means to me?

If you own shares, we recommend that you wait until you receive your tender offer package(s) in the mail and have had an opportunity to review the details of the tender offer. Then, if you have questions regarding your personal situation and how the tender offer impacts the various plans through which you may hold Company Common Stock, beginning Monday, August 7, 2006, you may call:

•	Regarding stock options: contact Acxiom’s benefits team by emailing Benefits@acxiom.com, by calling 1-800-974-0170, or , if applicable contact your own broker.

•	Regarding shares owned through the Retirement Savings Plan: call T. Rowe Price Trust Company at (800) 922-9945.

•	Regarding shares owned through the Employee Stock Purchase Plan: call Computershare Trust Company, N.A. at 800-325-1591.

•	Regarding shares owned by you not held in any plans: contact your personal financial advisor.

If you have questions about the Offer, you may also call the Information Agent, toll-free at (877) 750-9497.

12.	What price will I get for shares that I sell?

Acxiom will use a process called a modified “Dutch Auction.” Under this process, you may specify the minimum price at which you are willing to sell your shares (not greater than $27.00 nor less than $25.00 per share). After taking into account the number of shares tendered and the prices specified by tendering stockholders, Acxiom will select the lowest price (the “purchase price”) within the stated range that will allow it to purchase 11,111,111 shares of its Common Stock, assuming that a sufficient number of shares are tendered.

If you tender (offer to sell) your shares at or below the purchase price selected by Acxiom in the tender offer, then you will receive the purchase price for each share that is purchased (all shares purchased by Acxiom in the tender offer will be purchased at the same price, even if you indicated you were willing to sell your shares for less than the purchase price).

13.	How many shares will Acxiom purchase?

Acxiom will purchase up to 11,111,111 shares in the tender offer, or such lesser number of shares as are properly tendered and not withdrawn. The 11,111,111 shares represent approximately 12.6% of its outstanding Common Stock as of July 31, 2006. If more than 11,111,111 shares are tendered, all shares tendered at or below the purchase price will be purchased on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which will be purchased on a priority basis.

Acxiom’s goal is to purchase up to $300,000,000 of its shares in the tender offer. In the event the purchase price is less than the maximum of $27.00 per share and more than 11,111,111 shares are tendered in the tender offer at or below the purchase price, Acxiom may exercise its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer so that it repurchases up to $300,000,000 of its shares. By way of example, if the purchase price is of $26.00, Acxiom may purchase up to an additional 427,350 of its outstanding shares to the extent tendered in the tender offer. Acxiom also expressly reserves the right, in its sole discretion, to purchase additional shares subject to applicable legal requirements.

14.	Will all the shares I tender at or below the purchase price be purchased by Acxiom?

If at the end of the tender period less than 11,111,111 shares have been tendered (offered to be sold) at or below the purchase price, then Acxiom will purchase all shares properly tendered (and no proration will apply).

If at the end of the tender period more than 11,111,111 shares have been tendered (offered to be sold) at or below the purchase price, then the number of shares purchased by Acxiom will be prorated. For example, if 11,111,111 shares are sought to be purchased by Acxiom and 13,000,000 shares are tendered at or below the purchase price, then approximately 85% of the amount of shares each stockholder offered to sell at or below the purchase price will actually be bought. So, in this instance, if you tendered 100 shares, 85 of those would be purchased by Acxiom.

15.	Can the tender offer be extended, amended or terminated, and under what circumstances?

Acxiom can extend or amend the tender offer at its sole discretion. If Acxiom extends the tender offer, it will delay the acceptance of any shares that have been tendered. Acxiom can terminate the tender offer under certain circumstances.

16.	How will I be notified if Acxiom extends the offer or amends the terms of the tender offer?

Acxiom will issue a press release by 9:00 a.m., New York City time, no later than the business day after the previously scheduled expiration date if it decides to extend the tender offer. Acxiom will announce any amendment to the tender offer by making a public announcement of the amendment.

17.	Will I have to pay brokerage fees and commissions if I tender my shares?

If you are a holder of record of your shares or hold your shares through the Retirement Savings Plan or the Employee Stock Purchase Plan and you (or your agent) tender your shares directly to the Depositary, you will not incur any brokerage fees or commissions. If you hold your shares through a broker, bank or other nominee and your broker tenders shares on your behalf, your broker may charge you a fee for doing so. We urge you to consult your broker or nominee to determine whether any charges will apply.

18.	Will I have to pay any taxes if I decide to sell some of my shares?

The receipt of cash for your tendered shares will generally be treated for United States federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a dividend. We encourage you to review the tender offer package(s) mailed to your home and talk to your tax advisor about your personal situation, including the tax consequences of exercising vested stock options in order to participate in the tender offer.

19.	What if I own fewer than 100 shares?

Special procedures will apply to tendering stockholders who own less than 100 total shares. The tender offer package will explain these procedures.

20.	What if I want to conditionally tender shares?

Special procedures will apply to tendering stockholders who conditionally tender their shares. The tender offer package will explain these procedures.

21.	How do I maximize the chance that Acxiom will purchase my shares?

If you want to maximize the chance that Acxiom will purchase your shares, instead of specifying a price at which you tender (offer to sell) your shares, you may tender your shares at whatever purchase price Acxiom determines through the “Dutch Auction” process described above. This election will cause you to receive a price per share as low as $25.00 or as high as $27.00 per share.

You will need to read your tender offer materials carefully to ensure you comply with them and respond by the deadline outlined in each package.

22.	When will I know how many of my shares have been sold?

Acxiom will distribute a news release announcing the preliminary results of the tender offer, including the preliminary proration information, if applicable, promptly after the end of the tender period. Then, within five to seven business days, Acxiom will distribute a news release announcing the final results of the tender offer, including the prorated percentage of shares purchased, if applicable. Copies of these news releases will be made available to associates and posted at www.acxiom.com.

23.	If I decide to sell, when will I get my money?

If you decide to sell, the purchase price for the shares you tendered and accepted by Acxiom will be paid to you, or re-invested in your Retirement Savings Plan account, if applicable, promptly after it has been determined what percentage of the total number of shares tendered will be purchased by Acxiom.

24.	What if I do not want to sell?

If you do not want to sell your shares, do nothing.

25.	If I decide not to tender, how will the tender offer affect my shares?

Those who elect not to tender will have a greater percentage ownership following the tender offer and thus a greater stake in the Company’s future results, opportunities and risks.

26.	Does Acxiom have a recommendation about what I should do?

The Board of Directors of Acxiom has approved the tender offer. However, neither Acxiom nor the Board of Directors makes any recommendation to you as to whether you should tender your shares or as to the purchase price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered. Four of our executive officers and directors, including Charles D. Morgan, our Chairman and Company Leader, Jeffrey W. Ubben, a new Director, James T. Womble, our Global Development Leader, and Cindy K. Childers, our Organizational Development Leader, have advised us that they may tender a portion of shares beneficially owned by them or their affiliates into the tender offer. Our other directors and executive officers have advised us that they do not intend to tender any shares in the offer.

ADDITIONAL LEGAL INFORMATION:

This document is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Acxiom’s Common Stock. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that Acxiom will distribute to its stockholders. Stockholders should read the Offer to Purchase and the related materials carefully because they contain important information. Stockholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Acxiom is filing with the Commission at the Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from Innisfree M&A Incorporated, by calling the Information Agent for the tender offer, toll free at (877) 750-9497.

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